Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi 15125

Athens, Greece

August 18, 2016

VIA EDGAR

Amanda Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stellar Acquisition III Inc.
Registration Statement on Form S-1
Filed June 30, 2016, as amended
File No. 333-212377

Dear Ms. Ravitz:

On August 12, 2016, Stellar Acquisition III Inc. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on August 16, 2016, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP